FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
STATEMENT ON 2019 FOURTH INTERIM DIVIDEND AND
2020 ORDINARY SHARE DIVIDENDS

The Board of HSBC Holdings plc ('HSBC') has today received from the Bank of England through the Prudential Regulation Authority ('PRA') a written request not to pay, in HSBC's case, the fourth interim dividend in respect of 2019. Similar requests have been made to other UK incorporated banking groups.

The Board recognises the current and potential material impact on the global economy as a result of the coronavirus pandemic and the important role that HSBC has in helping its customers to manage through the crisis and to have resources to invest when recovery occurs. HSBC has a strong capital, funding and liquidity position; however, there are significant uncertainties in assessing the time period of the pandemic and its impact.

The Board has therefore met to discuss the written request from the PRA and, in response to the request, has cancelled the fourth interim dividend of US$0.21 per ordinary share, which was scheduled to be paid on Tuesday, 14 April 2020. The Board regrets the impact this cancellation will have on our shareholders, including our retail shareholders in Hong Kong, the UK and elsewhere.

The Board has also decided that until the end of 2020 we will make no quarterly or interim dividend payments or accruals in respect of ordinary shares, or undertake any share buy-backs in respect of ordinary shares.

The Board will review the ordinary share dividend policy and payments in respect of 2020 once the full impact of the pandemic is better understood, and economic forecasts for global growth in future years are clearer. These factors will be considered, alongside analysis of our own internal financial projections and modelling.

HSBC is committed to supporting customers in the economies in which we serve, in particular in our two home markets of Hong Kong and the UK. In strengthening its ability to support its customers, the Board believes that HSBC will be better placed to grow its business for the long term.

HSBC will announce its first quarter 2020 results on Tuesday, 28 April 2020. Group performance has been resilient in the first quarter in difficult economic conditions and, so far, credit performance has held up well. However, as a result of the global impacts of COVID-19, and its impact on interest rates, market levels and the forward economic outlook, we expect reported revenues to be impacted in insurance manufacturing, and credit and funding valuation adjustments in Global Banking & Markets, alongside higher Expected Credit Losses ('ECL').

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

Investor enquiries to:
Mark Phin                       +852 2822 4908                   investorrelations@hsbc.com
Richard O'Connor           +44 (0) 20 7991 6590          investorrelations@hsbc.com

Media enquiries to:
Heidi Ashley                   +44 (0) 20 7992 2045          heidi.ashley@hsbc.com
May Kek                         +852 2822 4940                   may.y.m.kek@hsbc.com.hk

Background notes

●
In 2019, first, second and third interim dividends of US$0.10 per ordinary share each were announced and paid, out of a total of four dividends totalling US$0.51 per ordinary share announced in respect of that financial year (including the fourth interim dividend of US$0.21 which was announced on 18 February 2020 and was scheduled to be paid on 14 April 2020 prior to the decision to cancel).

●
HSBC is introducing a range of support measures for customers around the world. For personal customers, where appropriate, this may include payment holidays on products such as mortgages, personal loans and credit cards, waiving some fees and charges, and facilitating access to physical cash. For business customers, we will consider loan repayment holidays, extensions to trade and working capital loans, and fee waivers on certain products. To date we have already introduced special relief loans for some personal customers in Hong Kong, allocated £8bn to support business customers in the UK, and partnered with healthcare providers in mainland China to offer virtual consultation services to ease the pressure on hospitals and reduce cross-infection. HSBC announced in February a series of proactive measures to support Hong Kong businesses and personal customers, providing immediate liquidity relief of more than HK$30bn for businesses of all sizes, as well as easing short-term cash-flow pressures and enhancing insurance protection for personal customers. We are constantly reviewing and updating our support packages as the pandemic continues to unfold.

●
HSBC has announced a US$25m COVID-19 charitable fund to support the international medical response, protect vulnerable people and ensure food security. Decisions will be made locally, in response to local need, but we have already earmarked and donated US$1.75m to relief efforts in mainland China, Hong Kong and India, £1m to the National Emergencies Trust and the British Red Cross in the UK and US$1m to both the International Federation of Red Cross and Red Crescent Societies and the World Health Organisation's COVID-19 Solidarity Campaign.Through long-standing philanthropic partnerships in Hong Kong, we are identifying ways to address the most pressing needs of vulnerable groups and support the eventual recovery.

Notes to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,715bn at 31 December 2019, HSBC is one of the world's largest banking and financial services organisations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. These forward-looking statements include statements relating to the impact of the COVID-19 outbreak on the global markets generally and on HSBC Holdings plc and its subsidiaries (together, the 'HSBC Group') in particular. HSBC Holdings plc has based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2019, filed with the SEC on 19 February 2020 (the '2019 Form 20-F'), and in other reports on Form 6-K furnished to or filed with the SEC subsequent to the 2019 Form 20-F ('Subsequent Form 6-Ks'). HSBC Holdings plc undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2019 Form 20-F and Subsequent Form 6-Ks.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 01 April 2020